Exhibit 2.5

PRIVATE PLACEMENT
ENGAGEMENT AGREEMENT

March 23, 2006

John S. Kovach
President
Lixte, Inc.
6 Tinker Lane
East Setauket, NY 11733

Dear Dr. Kovach:

This Private Placement Engagement Agreement (the “Agreement”) shall serve to set forth the terms and conditions by which WestPark Capital, Inc. (“WestPark”) will provide financial advisory and other professional services to Lixte, Inc., its subsidiaries and/or affiliates (the “Company”). WestPark will act as the Company’s Exclusive Placement Agent and assist it in a private offering of its securities (the “Offering”) on a “best-efforts” basis pursuant to the terms and conditions as set forth herein. This Private Placement Agreement will be concurrently effective with a separate Engagement (“RTO Agreement”) which governs the structure, scope, and size of the Reverse Merger/Reverse Takeover Transaction.

1.
Structure and Scope. The Offering shall be for the purpose of raising from seven hundred and fifty thousand to one million dollars ($750,000 - $1,000,000) through a private placement structure from a sale of the Company’s common stock at a price of thirty-seven and one half cents ($0.375) per share.

The actual amount, structure and pricing of the proposed offering will be determined by the Company and WestPark, after completion of an analysis of the business and market conditions for such an offering.

WestPark will advise, and provide services to the Company on the various aspects of a transaction (the “Transaction”) for the Offering which will include: 1) identifying and contacting potential investors; 2) advising the Company on various structuring options of the Transaction; and 3) assisting the Company with the negotiations of the financial aspects of the Transaction (the “Services”). In Connection with the foregoing, WestPark will work with the Company’s management, providing advice, input and review, in their development of an appropriate overall business plan suitable for distribution to potential investors for the circumstances dictated by the transaction contemplated and described herein.

2.
Term. The term of this Agreement shall be for a period of three (3) months from the date of execution hereof (the “Effective Date”), thereafter on a month-to-month basis, unless otherwise notified in writing, by means of a notice of intent not to renew, at least 30 days prior to commencement of each renewal term.

Lixte, Inc.

March 23, 2006

3.
Company and WestPark Responsibilities. The Company represents and warrants to WestPark that, to the best of its knowledge, any and all information provided in connection with any transaction that may be initiated under the terms and conditions of this agreement, in a form including but not limited to a business plan, private placement memorandum, correspondence and collateral material, whether it is for or to anyone connected with the Transaction or distributed to outside parties, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The Company agrees and acknowledges that any and all due diligence conducted by WestPark is for the sole benefit and use by WestPark and will not and can not be relied on by any other person or entity and all prospective investors will conduct their own due diligence prior to participating in the transaction.

WestPark agrees that the form and content of any written material to be distributed by WestPark concerning the Company will be approved by the management of the Company prior to distribution

4.	The Company will pay to WestPark, as consideration for the Services described herein:

I.	Cash

a.	A non-refundable retainer of zero dollars ($00.00), due on the Effective Date of this Agreement.

b.
Concurrent with each closing under the Transaction (each such event a “Closing” and all such events together the “Closings”), WestPark will be paid a fee of ten percent (10%) of the funds raised in connection with the Offering. An escrow, trust or similar third party agent will be used for each closing to which WestPark shall be a party. All consideration due WestPark shall be paid to WestPark directly therefrom.

WestPark, in its sole discretion, may purchase an equity interest in the Company, under the same terms and conditions set forth in the Transaction, in an amount not to exceed the total compensation earned by WestPark for the Services provided, and;

Lixte, Inc.

March 23, 2006
II.	Warrants

Broker Warrants. Five (5) year warrants (the “Warrants”) for the purchase of an equity interest of the Company equal to two percent (2.0%) of the securities subject to the Transaction, including but not limited to securities issued, to be issued through exercise of a convertible instrument and/or exercisable warrants. These Warrants shall be exercisable at the per share price of securities sold in this Offering and shall contain price anti-dilution provisions. The shares underlying the Warrants will have standard demand registration and piggyback rights and a cashless exercise provision.

All forms of compensation set forth in this section are due and payable to WestPark with respect to any completed transaction for the period from the Effective date of this Agreement through the end of the I 8th month following the termination date of this agreement, after giving effect to any and all extensions to this Agreement.

All consideration payable to WestPark pursuant to the terms and conditions of this Agreement, are due and payable on or before its respective due date. WestPark, as an accommodation may present the Company with an invoice for such amounts due, however payment is not subject to the receipt of an invoice, this Agreement shall serve as the Company’s documentation for payment processing and remittances.

5.
Expenses & Unaccountable Fee. The Company is responsible for all costs related to this Offering, which may include but is not limited to the preparation and production of a PPM, legal fees, printing and reproduction costs, accounting and other professional services, Blue Sky registration fees, road show and travel related expense and miscellaneous out-of-pocket expenses incurred in connection with this engagement. The Company will be required to pay for all expenses in excess of $500 in advance by either providing for direct billing to the Company or Company’s credit card. Any expenses incurred by WestPark on behalf of the Company, related to this engagement will be invoiced and due upon receipt.

The Company will pay WestPark an Unaccountable Fee equal to four percent (4%) of the funds raised in the Offering, concurrent with each Closing, of which no accounting will be provided.

The Company will pay the cost of a background check of any or all of the Company’s officers and key management that WestPark determines to be necessary to conduct.

6.
Late Fees and Finance Charges. All fees and expenses not received by WestPark by the respective due date are subject to a late fee and interest will be charged at the rate of 1.5% per month on all outstanding balances. In the event that an account becomes delinquent, WestPark employs the same prudent collection procedures as other businesses and if it becomes necessary to file suit or to engage a collection agency for the collection of any fees and/or costs, the Company shall pay all related costs and expenses, including reasonable attorneys’ fees.

Lixte, Inc.

March 23, 2006

7.
Representations and Warranties. The Company represents and warrants to WestPark that: the Company will not knowingly cause or permit any action to be taken in connection with the Offering which violates the Securities Act of 1933 or any state securities laws; the Company will cooperate with WestPark so as to permit the Offering to be conducted in a manner consistent with the applicable state and federal securities laws; that all information and statements provided by the Company and included in, but not limited to the PPM, business plan, correspondence and any and all collateral material will be true and correct; that the PPM will not be misleading or violate the anti-fraud provisions of the Securities and Exchange Act of 1934; current Company management, as disclosed to WestPark, will continue in place after the Offering for a reasonable period of time; there will be included in the PPM financial statements of the Company for the last three fiscal years or for such shorter period as the Company was in existence and the latest unaudited comparative quarterly or other interim financial statements; the financial statements will fairly reflect the financial condition of the Company and the results of its operations at a time and for the periods covered by such financial statements, and such statements will be substantially as heretofore represented to WestPark; the Company does not know of any undisclosed facts adversely affecting the PPM or the Offering; the Company will immediately disclose to WestPark, in writing, any new facts as they may arise that may adversely affect the PPM or the Offering; the Company will prepare and deliver to WestPark its most recent estimate of sales, earnings, and cash flow and agrees to update those estimates on a monthly basis during the term of the Offering. The Company agrees to indemnify and hold WestPark and its attorneys, accountants, agents and employees, officers and directors, free and harmless from any liability, cost and expense, including attorneys’ fees in the event of a breach of this representation and warranty.

8.	Indemnification. In consideration of the services to be provided by WestPark under this Agreement, the Company shall:

Indemnify and hold harmless WestPark and any of its directors, officers, employees, consultants or agents (each individually an “Indemnified Person”) from and against any losses, claims, damages or liabilities to which such Indemnified Person may become subject arising out of our in connection with the rendering of services by WestPark hereunder, except to the extent that such losses, claims, damages or liabilities are determined in judicial rulings to have primarily resulted from the gross negligence or willful misconduct of such Indemnified Person and reimburse such Indemnified Person for reasonable legal and other expenses as they are incurred, that arise in connection with investigating, preparing to defend or defending any lawsuit, claim or proceeding and any appeals therefrom arising in any manner out of or in connection with the rendering of services by WestPark, provided, however that in the event a final judicial determination is made to the effect specified above, such Indemnified Person will promptly remit to the Company any amounts reimbursed under the section.

Lixte, Inc.

March 23, 2006

The Company and WestPark agree that (i) the indemnification and reimbursement commitments set forth above shall apply whether or not such Indemnified Person is a named party to any such lawsuit, claim or other proceeding; and (ii) promptly after receipt by WestPark of notice of its involvement in any action, proceeding or investigation, shall notify the Company in writing of such involvement. This indemnification shall survive any termination of this Agreement.

9.
Exclusive Nature. WestPark is hereby engaged as the Company’s exclusive placement agent respecting services, as may be required by the Company for this Offering. WestPark agrees to syndicate parties introduced by issuer or by its advisor. Issuer can terminate offering as defined in the offering.

10.
Non-Circumvent. The Company shall not accept nor enter into any transaction, that would be considered a transaction included and described herein, with any person and/or entity introduced to the Company by WestPark, which either intentionally or unintentionally would directly or indirectly circumvent the payment, in full or in part, of any and all consideration that would be due WestPark pursuant to this Agreement, a breach of which would be considered a Transaction pursuant to the terms and conditions of this Agreement, and all consideration pursuant to this Agreement would be immediately due and payable to WestPark.

11.
SEC Filings. The Company will file a Notice of Sale of Securities Pursuant to Regulation D Section 4(6), and/or Uniform Limited Offering Exemption (“Form D”) with the Securities and Exchange Commission within fifteen (15) days after the first solicitation for securities. Once filed, the Company will provide a copy of the Form D as filed to WestPark. Filing the Form D is the responsibility of the Company and failure to do so will result in a material breach of this Agreement.

12.
Confidentiality. WestPark understands and agrees that it will not provide any information to any third party concerning the Company unless said third party has executed a confidentiality agreement in form and content acceptable to the Company, unless the Company has provided a written waiver of the confidentiality agreement requirement for such third party.

Lixte, Inc.

March 23, 2006

13.	Successors. This Agreement is binding upon the parties hereto and their respective permissible assigns, successors, heirs and personal representatives, and shall inure to their benefit.

14.
Assignment. Neither this Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other parties hereto, except as expressly permitted herein.

15.
Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California. The prevailing party in any legal action brought under this Agreement shall be entitled to immediately recover all legal fees and costs.

16.
Costs and Attorneys’ Fees. If any action, suit, arbitration proceeding or other proceeding is instituted arising out of these Private Placement Agreement, the prevailing party shall recover all of such party’s costs, including, without limitation, the court costs and attorneys’ fees incurred therein, including any and all appeals or petitions therefrom. As used herein, “attorneys’ fees” shall mean the full and actual costs of any legal services actually rendered in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

17.
Waiver and Amendment. No waiver, amendment or modification of any provision of this Agreement shall be effective unless consented to by both parties in writing. No failure of delay by either party in exercising any rights, power or remedy under this Agreement shall operate as a waiver of such right, power or remedy. Any terms and/or conditions of this Agreement may be waived at any time, pursuant to this section, but a waiver in one instance shall not be deemed to constitute a waiver in any other instance.

18.
Severability. In the event that any provision of this Agreement shall be held to be invalid, illegal or unenforceable in any circumstances, the remaining provisions shall nevertheless remain in full force and effect and shall be construed as if the unenforceable portions were deleted.

19.
Section Headings; Defined Terms. Numbered and titled section headings and defined terms are for convenience only and shall not he construed as amplifying or limiting any of the provisions of this Agreement.

20.
Entire Agreement. This Agreement and any exhibits herein incorporated and attached hereto supersede all prior and contemporaneous negotiations and agreements (whether written or oral) and constitute the entire understanding among the parties.

Lixte, Inc.

March 23, 2006

Please confirm that the foregoing correctly sets forth our Agreement by returning one executed Agreement to our corporate office at 1900 Avenue of the Stars, Suite 310, Los Angeles, CA, 90067, and a facsimile of same to (310) 843-9304.

Very truly yours,
WESTPARK CAPITAL, INC. By: _____________________ Richard Rappaport, CEO
Approved and agreed to this ___ day of ___________________, Los Angeles, California.
LIXTE, INC. By: ________________ John S. Kovach President